Exhibit 99.1

October 16, 2014	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT  PANTHER  SILVER  REPORTS  13%  INCREASE IN THIRD  QUARTER  2014  PRODUCTION

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; “Great Panther”; the “Company”) today announced third quarter ("Q3") production results at its two wholly-owned Mexican silver mining operations, the Guanajuato Mine Complex (“GMC”), which includes the new San Ignacio satellite mine, and the Topia Mine.

Consolidated Third Quarter 2014 Operations Highlights (Compared to Third Quarter 2013)

•	Achieved record metal production of 890,641 silver equivalent ounces ("Ag eq oz"), a 13% increase;

•	Silver production increased 23% to a record 565,965 silver ounces ("Ag oz");

•	Gold production decreased 11% to 4,200 gold ounces ("Au oz"); and

•	Ore processed rose 16% to a quarterly record of 89,030 tonnes.

“Great Panther delivered continued growth in the third quarter, setting new records for total metal production and silver production as we ramped up the San Ignacio Mine”, stated Robert Archer, President & CEO.  “I would like to congratulate our operations teams for their outstanding efforts, particularly at Guanajuato, where we have achieved a significant recovery from the difficulties experienced earlier in the year.  We are tracking to our production guidance of 3.0 – 3.1 million Ag eq oz for the year and our main focus in the fourth quarter will be to continue to work on improving our efficiencies and lowering costs.”

Metal production, in terms of Ag eq oz, increased 13% compared to the third quarter of 2013 and showed a robust 24% increase over the second quarter of 2014.  This was primarily due to the production ramp up at San Ignacio after initiating commercial production in June.  In addition, silver grades improved significantly at Guanajuato over the second quarter of 2014.

Consolidated Q3 Operations Summary	Q3 2014	Q3 2013	Change	Q3 2014	Q2 2014	Change
Ore processed (tonnes milled)	89,030	76,898	16%	89,030	80,964	10%
Silver equivalent ounce production 1	890,641	789,250	13%	890,641	718,794	24%
Silver ounce production	565,965	459,924	23%	565,965	420,001	35%
Gold ounce production	4,200	4,695	(11)%	4,200	3,773	11%
Lead production (tonnes)	259	300	(14)%	259	302	(14)%
Zinc production (tonnes)	443	411	8%	443	395	12%

1	Silver equivalent ounces for 2014 are established using prices of US$18.50 per oz, US$1,110 per oz (60:1 ratio), US$0.90 per lb and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates produced.

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Guanajuato Mine Complex

Ore processed at the GMC, which includes San Ignacio, in the third quarter of 2014 was a record 72,047 tonnes, an increase of 19% compared to the same period in 2013, and a 13% increase compared to the second quarter of 2014.  Metal production for the quarter was also a record at 636,556 Ag eq oz and represented an increase of 13% and 35% compared to the same period in the prior year and the second quarter of 2014, respectively.  As noted previously, the ramp up of San Ignacio was the primary contributor of growth.  In addition, improved silver grades at Guanajuato over the second quarter of 2014 contributed to a more marked quarter-over-quarter increase in metal production.

GMC Q3 Operations Summary	Q3 2014	Q3 2013	Change	Q3 2014	Q2 2014	Change
Ore processed (tonnes milled)	72,047	60,536	19%	72,047	63,646	13%
Silver equivalent ounce production 1	636,556	561,544	13%	636,556	470,589	35%
Silver ounce production	391,979	289,671	35%	391,979	251,687	56%
Gold ounce production	4,076	4,531	(10)%	4,076	3,648	12%
Ag grade (g/t)	186	166	12%	186	139	34%
Au grade (g/t)	1.92	2.54	(24)%	1.92	1.99	(4)%
Ag recovery (%)	90.9%	89.4%	2%	90.9%	88.4%	3%
Au recovery (%)	91.6%	91.8%	0%	91.6%	89.4%	2%

1	Silver equivalent ounces for 2014 are established using prices of US$18.50 per oz, US$1,110 per oz (60:1 ratio), US$0.90 per lb and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates produced.

In its first full quarter of production, the San Ignacio Mine contributed 14,160 tonnes of ore to the Guanajuato plant at mill grades of 131g/t Ag and 2.26g/t Au.  Metal production from San Ignacio accounted for 16% of the overall metal production from the Guanajuato Mine Complex and included 50,650 Ag oz and 887 Au oz, or 103,897 Ag eq oz.  This represented an 18% increase compared to the second quarter of 2014 (the second quarter also included pre-production development ore).

Underground exploration drilling at Guanajuato concentrated on the Santa Margarita vein, through a combination of infill and extension drill holes from the 345, 435 and 475 metre levels.  Favourable results from these holes support the development of a new ramp from the 475 metre level to access new production zones in the Veta Madre (San Cayetano area) and Santa Margarita vein systems.  Additionally, underground drilling infrastructure was finalized at the deep Cata area and drilling here is expected to commence early in the fourth quarter of 2014.

Surface diamond drilling at San Ignacio commenced in late September and will focus on expanding and upgrading the mineral resource on the Intermediate, Melladito and Nombre de Dios veins in areas adjacent to the ramp development and along strike to the south.

Topia Mine

Ore processed at Topia increased 4% to 16,983 tonnes when compared to the corresponding quarter in 2013, and decreased 2% when compared to the second quarter of 2014.  Total metal production increased 12% and 2% compared to the same period in 2013 and the second quarter of 2014, respectively, to 254,085 Ag eq oz.  Ore grades were 352g/t Ag, 0.41g/t Au, 1.62% Pb and 2.83% Zn.  While silver grades were down slightly from the same quarter the previous year, the increased tonnage led to record silver production of 173,986 oz.  Similarly, the 2% decrease in throughput compared to the second quarter of this year was more than offset by a 5% increase in silver grade.

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Topia Q3 Operations Summary	Q3 2014	Q3 2013	Change	Q3 2014	Q2 2014	Change
Ore processed (tonnes milled)	16,983	16,362	4%	16,983	17,319	(2)%
Silver equivalent ounce production 1	254,085	227,706	12%	254,085	248,205	2%
Silver ounce production	173,986	170,254	2%	173,986	168,314	3%
Gold ounce production	124	164	(24)%	124	125	(1)%
Lead production (tonnes)	259	300	(14)%	259	302	(14)%
Zinc production (tonnes)	443	411	8%	443	395	12%
Ag grade (g/t)	352	358	(2)%	352	336	5%
Au grade (g/t)	0.41	0.55	(26)%	0.41	0.40	3%
Ag recovery (%)	90.5%	90.4%	0%	90.5%	89.8%	1%
Au recovery (%)	55.3%	56.4%	(2)%	55.3%	56.1%	(1)%

1	Silver equivalent ounces for 2014 are established using prices of US$18.50 per oz, US$1,110 per oz (60:1 ratio), US$0.90 per lb and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates produced.

Release of Third Quarter, 2014 Financial Results and Conference Call

The Third Quarter, 2014 financial results will be released after market on Wednesday, November 5, 2014 and a conference call and webcast will be held at 7:00am PST (10:00am EST) on Thursday, November 6, 2014.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL.  The Company’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the new San Ignacio satellite mine, and the Topia Mine in Durango.  The Company also has two exploration projects in Mexico, El Horcon and Santa Rosa, and is pursuing additional mining opportunities in the Americas.

For further information, please visit the Company's website at www.greatpanther.com. e-mail info@greatpanther.com.

Robert A. Archer
President & CEO
1-888-355-1766

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CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2013 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.